FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2007

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F            √           Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No                     √

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NATIONAL BANK OF GREECE

 ANNOUNCEMENT

National Bank’s General Meeting resolutions

National Bank of Greece announces that the Second Repeat General Meeting of its Shareholders took place on 28 June 2007. The General Meeting convened with a quorum of 39.20% of the Bank’s paid up share capital (i.e. 186,321,830 shares, including 653,826 shares without voting right) and approved by majority vote a stock options programme for the executive members of the Board of Directors (BoD), management officers and staff of National Bank of Greece and its affiliated companies, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

The said programme was approved on the following main terms:

Α) The Programme shall last for eight years as of the date of the relevant approval of the General Meeting of Shareholders, and expire in 2015. The Bank’s BoD may decide at any time following the General Meeting resolution to allocate the options at its discretion, always within the purview of the General Meeting resolution.

B) Pursuant to the Programme, beneficiaries of the stock options are the executive members of the BoD, the management officers and the employees of the Bank and of its affiliated companies.

C) The maximum number of shares to be issued by the Bank to the Programme beneficiaries as a whole is 12,000,000. The said shares shall be issued subject to the exercise of all the corresponding options.

D) The purchase price of the shares (i.e. the price at which new shares issued shall be acquired by the said beneficiaries through the exercise of their options) pursuant to the Programme is set within a range between a minimum price equal to the par value of the Bank’s share (i.e. €5) and a maximum price that may be up to 85% of the average trading price thereof from 1 January until 31 October of the year the options are allocated.

E) The options are to be awarded until 2010, and the maximum number of options that may be awarded each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.

F) The options shall each time be allocated by a BoD decision to that effect. The said BoD decision shall determine (a) the number of options available to be exercised by each beneficiary or group of beneficiaries, (b) the share purchase price (as above), (c) the time period for the exercise of the options granted, (d) the deadline for payment, during the said exercise, (e) the Bank’s special account to which the funds from the share capital increase shall be credited and (f) any other relevant detail.

G) In the context of the Programme, the Bank’s BoD shall issue the stock option certificates and decide, in December of the year the options are allocated pursuant to the exercise of the beneficiary options, on the Bank’s share capital increase by an equal amount, the issue and allocation, against payment of the purchase value, of shares to the beneficiaries who exercised their options, and shall take decisions and steps, in general, for the settlement of any other relevant detail and the implementation of the Programme within the purview of the General Meeting resolution.

H) The options shall be exercised by the beneficiaries at their sole discretion subject to the provisions of the Programme and the BoD decisions; the approved Programme Regulation shall apply in all other respects.

I) In the event of any change in the number of the Bank’s shares, the number of beneficiary options not yet granted or exercised and the number of shares to which such options correspond as well as the exercise price thereof shall be adjusted accordingly in order for the value of the said options to remain unchanged.

Athens, 28 June 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 28th June, 2007

Chairman - Chief Executive Officer